NEWS RELEASE

March 23, 2009

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

OPTION AGREEMENT WITH ANTOFAGASTA MINERALS S.A.

Almaden Minerals Ltd. (AMM:TSX; AAU:NYSE AMEX) and its Mexican subsidiary Minera Gavilan S.A. de C.V. (together referred to as “Almaden”) are pleased to announce that Almaden has entered into a letter option agreement (“Letter Agreement”) with Antofagasta Minerals S.A. (“Antofagasta”), under which Antofagasta can earn up to a 75% interest in Almaden’s Tuligtic copper-gold Project in Mexico. The Tuligtic project is located twenty-one kilometres north of Puebla, Puebla State, Mexico.

Antofagasta is a wholly owned subsidiary of Antofagasta plc , which is listed on the London Stock Exchange and is a constituent of the FTSE-100 index, with interests in mining, transport and water distribution. Its Chilean mining operations, which comprise Los Pelambres, El Tesoro and Michilla, produced 477,700 tonnes of copper in concentrate and cathode and 7,800 tonnes of molybdenum in concentrate in 2008. It is currently carrying out a brownfield expansion at Los Pelambres and developing the greenfield Esperanza project in Chile, which, when operational, are expected to increase total Group copper production to nearly 700,000 tonnes per year by 2011.  Antofagasta also has exploration or feasibility programmes in Latin America, Asia and Africa.

The Tuligtic project covers an area of alteration and mineralisation including intense sericite-quartz-pyrite alteration and stockwork veining and potassic alteration. The exposed alteration is interpreted to represent a quartz-sericite-pyrite cap to a large porphyry copper-gold system.

To earn a 60% interest, Antofagasta is required to make the following expenditures and payments.

Expenditures

(i)

not less than US$1,000,000 on or before the first anniversary date from the Effective Date (the “Committed Expenditures”);

(ii)

not less than an additional US$2,500,000 on or before the third anniversary date from the Effective Date, (for accumulated Expenditures of US$3,500,000); and

(iii)

not less than an additional US$3,500,000 on or before the fifth anniversary date from the Effective Date, (for accumulated Expenditures of US$7,000,000); and

Payments

(iv)

US$50,000 on or before the first anniversary date from the Effective Date;

(v)

US$100,000 on or before the second anniversary date from the Effective Date (for accumulated cash payments of US$150,000);

(vi)

US$150,000 on or before the third anniversary date from the Effective Date (for accumulated cash payments of US$300,000); and

(vii)

US$700,000 on or before the fifth anniversary date from the Effective Date (for accumulated cash payments of US$1,000,000).

Antofagasta has the right and option to acquire an additional 15% interest (for an aggregate 75% interest) by funding and delivering on or before the 7th anniversary of the effective date of a Feasibility Study. If Antofagasta does not acquire the additional 15% interest, Almaden has the right to elect to become the operator.

If Antofagasta acquires a 75% interest, it has the right to make a decision for the development of a mine on the project and agrees to use its best endeavours to arrange third party financing (“Financing”) of which Almaden is entitled to 25%. Upon delivery to Almaden of the preliminary indicative terms of Financing, Almaden has a one time election to:

(a)

participate in the Financing and contribute its proportionate 25% share; or

(b)

offer to sell its 25% interest (subject to Antofagasta’s right of First Offer); or

(c)

convert its 25% interest to a 2% net smelter returns royalty.

The parties have agreed that the Effective Date of the contract is March 23, 2009.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, M.Sc., P.Eng.

President, COO and Director

Almaden Minerals Ltd.

The Toronto Stock Exchange and NYSE AMEX have not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.